[redacted]

08025890

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BD 2/15

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19363

SEC Mail Processing Section FEB 11 2008 Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt & Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza, 55 Broadway
(No. and Street)

New York | New York | 10006
(City) | (State) | (Zip Code)

PROCESSED
FEB 22 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond J. O'Sullivan (212) 34[illegible]
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway - Suite 516 | New York | New York | 10018
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 11 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/21

ROOSEVELT & CROSS, INCORPORATED

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Roosevelt & Cross, Incorporated

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated as of December 31, 2007, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt & Cross, Incorporated as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP

Certified Public Accountants

January 30, 2008
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007

ASSETS

Cash in bank	$ 395,413
Special reserve bank account	100
Due from customers	1,424,022
Receivables from joint ventures	3,392,313
Interest receivable - State and Municipal Government Obligations	467,474
Interest receivable - United States Government obligations	9,141
State and Municipal Government Obligations, at market value	61,006,641
United States Government Obligations, at market value	2,881,800
Bonds failed to deliver	559,297
Good faith deposits	418,940
Other receivables	1,136,929
Fixed assets, at cost less accumulated depreciation of $701,266	911,560
Deposits	696,221
	$73,299,851

The accompanying notes are an integral part of these financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY

Demand note payable		$ 39,151,000
Due to customers		1,451,380
State and Municipal Government Obligations, at market value		560,600
Accrued expenses and taxes payable		1,267,798
		42,430,778
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock - $10 par value		
Authorized - 500,000 shares		
Issued and outstanding - 245,768 shares	$ 2,457,680	
Capital in excess of par value	15,273,075	
Retained earnings	13,138,318	
Total Shareholders' Equity		30,869,073
		$73,299,851

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME		
Trading profits		$11,294,937
Interest		998,772
Other income		7,254,398
Total Income		19,548,107
EXPENSES		
Employee compensation and benefits	$13,879,151	
Floor brokerage, exchange and clearance fees	760,712	
Communications and data processing	1,076,997	
Interest	503,659	
Occupancy	497,277	
Other expenses	1,717,522	
Depreciation and amortization	155,089	
Total Expenses		18,590,407
INCOME BEFORE PROVISION FOR INCOME TAXES		957,700
PROVISION FOR INCOME TAXES		79,409
NET INCOME		$ 878,291

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

BALANCE - JANUARY 1, 2007			$28,820,313
Add:	Net income	$ 878,291	
	Sale of 12,458 shares of common stock	1,520,498	2,398,789
			31,219,102
Less:	Redemption of 2,822 shares of common stock		350,029
BALANCE - DECEMBER 31, 2007			$30,869,073

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2007

SUBORDINATED LIABILITIES - JANUARY 1, 2007	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2007	$ -0-

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 878,291
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	155,089
Increase in operating assets and liabilities, detailed below	(2,336,621)
Net Cash (Used in) Operating Activities	(1,303,241)
CASH FLOW FROM INVESTING ACTIVITIES	
Capital expenditures, net of retirements	(56,699)
Increase in security deposits	(150,000)
Net Cash (Used in) Investing Activities	(206,699)
CASH FLOW FROM FINANCING ACTIVITIES	
Sale of common stock	1,520,498
Redemption of common stock	(350,029)
Net Cash Provided by Financing Activities	1,170,469
DECREASE IN CASH	(339,471)
CASH - BEGINNING OF YEAR	734,884
CASH - END OF YEAR	$ 395,413
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 503,659
Income taxes	$ 97,083

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

STATEMENT OF CASH FLOWS - Continued

FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ASSETS AND LIABILITIES

(Increase) decrease - Due from customers	($ 986,962)
(Increase) decrease - Receivables from joint ventures	1,002,517
(Increase) decrease - Interest receivable - State, Municipal Government Obligations and United States Government Obligations	(18,289)
(Increase) decrease - State and Municipal Government Obligations, at market value	(10,588,675)
(Increase) decrease - United States Government Obligations, at market value	486,625
(Increase) decrease - Bonds failed to deliver	641,240
(Increase) decrease - Good faith deposits	(360,940)
(Increase) decrease - Other receivables	66,358
Increase (decrease) - Demand note payable	7,309,000
Increase (decrease) - Bonds failed to receive	(723,389)
Increase (decrease) - Due to customers	986,136
Increase (decrease) - Short positions - United States Government Obligations, at market value	
Increase (decrease) - Short positions - State and Municipal Government Obligations, at market value	21,225
Increase (decrease) - Accrued expenses and taxes payable	(131,977)
Increase (decrease) - Due to joint ventures	(39,490)
INCREASE IN OPERATING ASSETS AND LIABILITIES	($ 2,336,621)

The accompanying notes are an integral part of these financial statements

ROOSEVELT & CROSS INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of these financial statements.

TRANSACTIONS

Federal, State and Municipal Obligation transactions are recorded on a settlement date basis, generally the third business day following the transaction date, unless the difference between settlement and trade date is significant to the Company's financial statements.

INVENTORY VALUATION

Federal, State and Municipal Obligations are stated at market value and the resultant gain or loss is reflected in the Statement of Income.

FIXED ASSETS

Depreciation has been provided primarily by the use of the straight line and accelerated depreciation methods over the estimated useful life of the assets.

Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts.

On retirement or sale of the property, the respective property accounts are reduced by cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 2 - CUSTOMER ACCOUNTS

Accounts receivable from customers include amounts due on incomplete transactions. Securities held for customers as collateral for these receivables or for safekeeping are not reflected in the financial statements.

NOTE 3 - RECEIVABLES FROM JOINT VENTURES

The Company is the manager of various joint ventures in the purchase and sale of State and Municipal Obligations. The Company, as manager of these joint ventures, advances the funds for the purchase of these bonds and in turn uses the bonds as collateral for their demand loan to provide such funds. At December 31, 2007, the amount advanced on behalf of joint venture participants is $3,392,313.

NOTE 4 - DEMAND NOTES PAYABLE

At December 31, 2007, the Company was indebted to banks for demand loans in the amount of $39,151,000. The aforementioned loans are collateralized by State, Municipal and Government Obligations. (See Note 1).

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2007 the Company had a contingent liability in the amount of $528,315 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2007.

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED	
December 31, 2008	$ 412,927
December 31, 2009	428,518
December 31, 2010	424,314
December 31, 2011	399,680
December 31, 2012 and thereafter	2,593,535

Several leases require cost of living increases and increases in real estate taxes over the base year.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

As of December 31, 2007, except as noted above, the Company had no financial instruments with off balance sheet risk of a material nature.

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

NOTE 6 - POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company at December 31, 2007 had possession and control of all fully paid securities.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2007, the Company had net capital of $25,940,401 which exceeded the requirements by $25,690,401.

NOTE 8 - FAIR VALUE

The carrying amounts reflected in the balance sheet for all Current Assets, Other Assets, Current Liabilities and Liabilities Subordinated to Claims of General Creditors approximate their fair values.

NOTE 9 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2007

TOTAL SHAREHOLDERS' EQUITY		$30,869,073
TOTAL SHAREHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		$30,869,073
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Unsecured accounts	$ 14,240	
Net book value of fixed assets	911,560	
Miscellaneous receivables	562,479	
Total Non-Allowable Assets	1,488,279	
Other deductions and/or charges	65,000	
Total Deductions Or Charges		1,553,279
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		29,315,794
HAIRCUTS		
Contractual securities	26,914	
U.S. and Canadian Government obligations	33,305	
State and Municipal Government Obligations	3,215,174	
Other	100,000	
Total Haircuts		3,375,393
NET CAPITAL		$25,940,401

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS LIABILITIES	
Due to customers	$1,451,380
Accrued expenses and taxes payable	1,267,798
TOTAL AGGREGATE INDEBTEDNESS	$2,719,178
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	10.48%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	10.48%

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2007

NET CAPITAL PER UNAUDITED X17A-5	$25,940,401
NET CAPITAL PER AUDITED REPORT	$25,940,401

ROOSEVELT & CROSS INCORPORATED

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2007

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 181,279
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	
(Net capital less net capital requirement)	$25,690,401
EXCESS NET CAPITAL AT 1000%	
(Net capital less 10% of aggregate indebtedness)	$25,668,483

ROOSEVELT & CROSS INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2007

CREDIT BALANCES	
Free credit balances and other balances in customers' accounts	$1,451,380
Total Credits	1,451,380
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net deductions pursuant to Rule 15c3-3	1,409,782
Total Debits	1 409,782
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 41,598
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS	
Cash on deposit in reserve bank account	$ 100
$2,500,000 U.S. Treasury Bills 0% due 03/13/08, at market value	2,484,300
	$2,484,400

ROOSEVELT & CROSS INCORPORATED

RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15c3-3 TO SUBMITTED UNAUDITED REPORT

AS OF DECEMBER 31, 2007

	PER UNAUDITED X 17A-5	PER AUDITED REPORT
CREDIT BALANCES		
Free credit balances and other balances in customers' accounts	$1,451,380	$1,451,380
Total Credits	1,451,380	1,451,380
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	1,409,782	1,409,782
Total Debits	1,409,782	1,409,782
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 41,598	$ 41,598
COLLATERAL HELD AS DEPOSITS FOR RESERVE REQUIREMENTS		
Cash on deposit in reserve bank account	$ 100	$ 100
$2,500,000 U.S. Treasury Bills 0% due 03/13/08, at market value	2,484,300	2,484,300
	$2,484,400	$2,484,400

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Roosevelt & Cross, Incorporated

In planning and performing our audit of the financial statements of Roosevelt & Cross, Incorporated (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

January 30, 2008
New York, New York

END